FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2005
Commission File Number: 001-14278
QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2005 FIRST HALF RESULTS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: August 11, 2005	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla Title: Chief Executive Officer

Press Release
84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056
CONTACT:
Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE
QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2005 FIRST HALF RESULTS
LUXEMBOURG – August 10, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the six months ended June 30, 2005.
The Company is listed on the Luxembourg Stock Exchange and is, therefore, required by the European Commission to fully comply with International Financial Reporting Standards (“IFRS”) as of January 1, 2005. As a result, the Company’s primary accounting principles will no longer be Luxembourg GAAP.
The captions where differences between both accounting conventions are more significant are Tangible Fixed Assets, Intangible Assets and Deferred Income Taxes. Figures for the first six months of 2004 have been restated to comply with IFRS and make them comparable with figures for 2005.
Highlights – First half 2005
•	EBITDA increased 26% to US$172.5 million from US$137.2 million a year earlier, while EBITDA margin improved 1.3 percentage points to 40.5%.

•	Beer sales volumes increased 8.0% to 7.8 million hectoliters.

•	Soft drink and water sales volumes increased 22.5% to 3.8 million hectoliters.

•	Net profit after tax was US$ 49.4 million, or US$ 0.442 per share, compared to US$ 34.6 million, or US$ 0.282 per share, for the first half of 2004.
Financial review – First half 2005
Beer volume sales increased to 7,783,000 hectoliters from 7,205,000 hectoliters a year earlier, due to improvements in all of the Company’s markets. Volumes for soft drinks and water increased 22.5% to 3,768,000 hectoliters, reflecting a strong performance in both Argentina and Uruguay.
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Quilmes Industrial (Quinsa) S.A.
Page Two — August 10, 2005

Domestic volume breakdown (thousands of hectoliters)

	Six months to
	June 30, 2005	June 30,2004
Argentina beer	5,233	4,975
Argentina CSD, and other beverages	3,605	2,947
Bolivia	1,000	924
Chile	219	175
Paraguay beer	988	868
Uruguay beer	291	250
Uruguay (CSD&W)	165	129

Exports & other, net	50	12

TOTAL	11,551	10,280

Net sales increased approximately 22% to US$ 426.0 million, from US$ 350.1 million in the first half of 2004. This was principally the result of higher volumes for both soft drinks and beer, and to higher average prices, particularly for beer. The following is a breakdown of sales by business:
Revenues breakdown (millions of dollars)

	Six months to
	June 30, 2005	June 30, 2004
Argentina beer	186.3	157.9
Argentina CSD, and other beverages	99.0	77.1
Bolivia	53.8	46.1
Chile	13.2	10.8
Paraguay beer	49.0	42.3
Uruguay beer	15.8	11.0
Uruguay (CSD&W)	6.2	4.2

Other (net)	2.7	0.7

TOTAL	426.0	350.1

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Quilmes Industrial (Quinsa) S.A.
Page Three — August 10, 2005

Gross profit increased to US$ 242.3 million from US$ 189.7 million a year earlier. This was largely the result of higher volume sales in all of the Company’s markets and also of price increases, particularly in the Argentine beer business. These improvements allowed the Company to absorb increases in the cost of certain raw materials and inputs such as resin for PET bottles, cans and energy, all of which affected the soft drinks business. Consolidated gross margin increased 2.7 percentage points to 56.9%, compared to 54.2% for the first half of 2004.
Selling and marketing expenses increased 19% to US$ 86.8 million, largely as a result of higher advertising expenses in the Argentine beer business, in Paraguay and in Chile. Transportation costs also increased, particularly in Argentina, due to higher volumes, a larger proportion of direct sales, and increases in labor and fuel costs. Despite this fact, total consolidated selling and marketing expenses declined 0.4 percentage points over sales.
Administrative and general expenses increased 7.4% to US$ 18.9 million, principally as a result of higher labor expenses. As a percentage of sales, however, they declined from 5.0% in 2004 to 4.6% in 2005.
Other operating expenses (net) were US$ 3.9 million compared to US$ 4.1 million in 2004. These expenses include severance payments, directors’ fees, costs related to the restructuring of our distribution network and other sundry income and expenses.
As a result of these variations, operating profit for the first half of 2005 increased to US$ 121.4 million, from US$ 84.5 million for the same period in 2004. EBITDA increased approximately 26% to US$ 172.5 million, from US$ 137.2 million in 2004.
Net interest expense increased by approximately 26% to US$ 17.0 million, compared to the US$ 13.5 million for the second half of 2004. This was principally the result of switching a portion of our Argentine subsidiary’s dollar-denominated debt into local currency, medium-term debt. This enabled the Company to hedge approximately one third of its subsidiary’s debt, which had previously all been dollar-denominated. Also contributing to the higher interest expense was an increase in international lending rates. Other non-operating expenses increased to US$ 2.3 million for the first half of 2005, compared to US$ 1.3 million for the same period in 2004, principally due to the accrual of higher variable compensation for senior management as a result of the Company’s improved performance.
The charge for income tax increased to US$38.7 million in 2005, from US$ 27.0 million in 2004. This was principally due to the increase in net profit before tax, since the effective tax rate actually declined from 38.1% to 37.9%.
Net profit after tax increased approximately 43% to US$ 49.4 million, or US$ 0.442 per share, in 2005 from US$ 34.6 million, or US$ 0.282 per share, in 2004.
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Quilmes Industrial (Quinsa) S.A.
Page Four — August 10, 2005

Total shareholders’ equity and minority interest declined to US$ 607.6 million as of June 30, 2005 from US$ 667.4 million as of June 30, 2004. This was due to a combination of the following: (a) a US$ 104.7 million capital reduction approved by the Shareholders’ Meeting held in June 2005, whereby the Company’s own shares held in Treasury as of the April 30, 2005 cut-off date were cancelled, (b) a US$ 67.9 million increase in profits brought forward, (c) a US$ 10.8 million increase in other equity reserves (principally CTA, which reflects the effect of currency exchange variations on our subsidiaries’ financials, measured in U.S. dollars), and (d) a US$ 33.8 million decrease in minority interest principally reflecting dividend payments made by QIB to minority shareholders. The Company’s net debt position — total bank debt net of cash and short-term investments — was US$ 141.8 million as of June 30, 2005, compared to US$ 143.3 million a year earlier. The balance of net debt declined slightly despite investing approximately US$ 134.1 million in the repurchase of Quinsa’s and its subsidiaries’ own shares over the prior 12 months. The long-term portion of total bank debt was US$ 262.1 million, compared to US$ 233.1 million a year earlier.
Capital expenditures, excluding acquisitions, reached US$ 42.4 million during the first half of 2005 and US$ 19.8 million for the same period in 2004. A large part of these investments was related to the acquisition of bottles and crates and to the purchase of coolers to be installed at points of sale. They also included work on the new glass bottle factory in Paraguay, which will be used to partially source the Company’s bottle needs, the expansion of capacity at the Tres Arroyos malting facility in Argentina, and the installation of a new bottling line for the soft drinks business in Argentina.
MARKETS
ARGENTINA:
Beer: Total volume sales, including exports, increased 6% compared to the first half of 2004, reaching 5.3 million hectoliters. The Company’s market share was 79.2% for the first half compared to 79.3% for the first half of 2004, according to Nielsen.
Quinsa developed new advertising campaigns for its flagship Quilmes Cristal brand and for the Brahma brand, while it continued to implement different consumer promotions. In addition, an aggressive coolers-placement plan was executed during the period. The Company also continued to provide marketing support for its premium brands, particularly for the Stella Artois brand that was introduced in November 2004. This has helped us achieve our objective of maintaining a strong presence in the on-premise channel, despite the fact that we have introduced the brand only in a long-neck presentation.
During the first six months of the year, Quinsa has been heavily involved in the development, financing and execution of various social programs aimed at raising awareness, particularly among the younger population, of the benefits associated with responsible social conducts. The Company has also developed advertising campaigns warning against the excessive consumption of alcohol, and has introduced programs related to safe driving.
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Quilmes Industrial (Quinsa) S.A.
Page Five — August 10, 2005

Net revenues increased 18% to US$ 186.3 million for the first half of 2005, compared to US$ 157.9 million in 2004, reflecting the price increases introduced during 2004. Thus, prices increased 11.3% in dollars compared to the first half last year. Higher volumes also contributed to the increase in revenues.
The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Thus, despite a 15% increase in labor costs, in turn the result of a 6% increase in headcount (mostly related to industrial production) and of higher salary costs, EBITDA increased 29% to US$ 93.6 million for the first half of 2005, or a remarkable 50.3% over sales, compared to US$ 72.7 million for the same period in 2004.
Operating Highlights

	1H 2005	1H 2004

Total volumes (hectoliters) (“)	5,303,000	5,005,000
Net revenues (US$ mm)	186.3	157.9
Operating profit (US$ mm)	73.4	52.6
EBITDA (US$ mm)	93.6	72.7
EBITDA margin	50.3%	46.0%

(*)	These figures include exports and inter-company sales.
Soft Drinks: Volumes for soft drinks and other beverages increased 22.4% to 3,605,000 hectoliters, compared to the first half of 2004. This remarkable performance was the result of both market expansion and market share growth. The Company achieved a 29.1% share of the A-brand segment during the first half, compared to 28.5% during the first half of 2004. Market share growth was achieved as a result of several factors, including a better performance of the Pepsi brand, the roll-out of the 1.25-liter returnable glass bottle, and an improved performance of the Company’s distributors in the soft drinks category.
Net sales were US$ 99.0 million, compared to US$ 77.1 million in the first half of 2004. This was due to both higher volume sales and to price increases introduced over the past twelve months.
Regarding the business financial performance, production costs increased during the first half of 2005 compared to the first half of 2004, as the cost of concentrate (which is a function of selling prices), PET resin, cans and sugar all increased. Higher revenues, however, offset these effects, allowing for a 28% increase in EBITDA, to US$ 13.3 million.
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Quilmes Industrial (Quinsa) S.A.
Page Six — August 10, 2005

Operating Highlights

	1 H 2005	1 H 2004

Total volumes (SD&W, and functional beverages — in hl)	3,605,000	2,946,000
Net revenues (US$ mm)	99.0	77.1
Operating profit (US$ mm)	2.7	(0.1)
EBITDA (US$ mm)	13.3	10.4
EBITDA margin	13.4%	13.5%
BOLIVIA:
Domestic volume sales increased 8.2% during the first half of 2005, reaching 1,000,000 hectoliters compared to 924,000 hectoliters for the same period in 2004. This performance reflects strong market growth, since market share was stable. Further, the market remained strong for the period despite serious social unrest that troubled the country in June, and that led to the resignation of its president.
Net revenues increased 16.7% to US$ 53.8 million, as a result of the increase in volumes overall and to higher volume sales of the Taquiña brand in the Cochabamba region in particular. Also supporting the increase in revenues were regional price increases introduced towards the end of 2004. The Company continued to focus on cost reductions, and production costs declined as a percentage of sales despite increases in the cost of raw materials. Administrative expenses declined 6% as well, principally due to a reduction in headcount.
As a result of these actions, EBITDA increased to US$ 31.2 million from US$ 24.5 million a year earlier.
Operating Highlights

	1 H 2005	1 H 2004

Total volumes (hectoliters) (*)	1,010,000	929,000
Net revenues (US$ mm)	53.8	46.1
Operating profit (US$ mm)	22.0	15.1
EBITDA (US$ mm)	31.2	24.5
EBITDA margin	57.9%	53.1%

(*)	Includes exports and inter-company sales
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Quilmes Industrial (Quinsa) S.A.
Page Seven — August 10, 2005

CHILE:
Quinsa’s domestic beer volumes increased 25.1% to 219,000 hectoliters from 175,000 last year. Net revenues increased to US$ 13.2 million, compared to US$ 10.8 million last year. This was principally the result of an increase in volume sales, since prices in dollar terms declined approximately 2%. This was due to aggressive pricing for one-way formats in the supermarket channel, which was used to meet actions by the competition. The Company continued to strengthen its regular Becker brand, especially in the traditional channel where the brand’s weighted distribution increased nearly 13 percentage points compared to the same period last year. Market share increased a full percentage point, reaching 9.8% for the six months according to management estimates.
The Company has undergone a major restructuring in terms of its management team and its sales force, so as to better meet the growth challenges it will be facing. Thus, headcount increased 19% compared to June 2004. Further, the business almost doubled the advertising and promotional support for its brands, which allowed it to reposition the Becker brand, to introduce a new glass returnable bottle for the same brand and to significantly increase investments at points of sale. As a result of these developments, EBITDA for the first half of the year declined to a negative US$ (0.9) million, compared to US$ 0.7 million in 2004.
Operating Highlights

	1 H 2005	1 H 2004

Total volumes (hectoliters) (*)	219,000	175,000
Net revenues (US$ mm)	13.2	10.8
Operating loss (US$ mm)	(1.8)	(0.2)
EBITDA (US$ mm)	(0.9)	0.7
EBITDA margin	(6.5)%	6.9%

(*)	Includes exports and inter-company sales
PARAGUAY:
Quinsa continued to experience the recovery that had started during the fourth quarter of 2003, with volumes increasing 13.8% to 988,000 hectoliters for the first half of 2005, compared to 868,000 hectoliters for 2004. The improvement was the result of a more favorable economic climate and also of the conservative price policy followed by the Company. In fact, price increases were principally related to the repositioning of brands within the Company’s portfolio at the beginning of the year, to a higher proportion of direct sales in total sales, and to local consumer inflation.
Net revenues increased 15.8% to US$ 49.0 million, principally as a result of higher volume sales, a better brand mix (Brahma has nearly doubled its share, reaching 43.5%), and a 6% price increase introduced in November 2004 — the first increase in two years. The increase in revenues more than offset increases in the cost of raw materials and advertising. This led to EBITDA increasing 16% to US$ 27.7 million.
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Quilmes Industrial (Quinsa) S.A.
Page Eight — August 10, 2005

Operating Highlights (beer business)

	1 H 2005	1 H 2004

Total volumes (hectoliters)	988,000	868,000
Net revenues (US$ mm)	49.0	42.3
Operating profit (US$ mm)	24.0	18.5
EBITDA (US$ mm)	27.7	23.9
EBITDA margin	56.5%	56.5%
URUGUAY:
The Uruguayan economy has continued to perform solidly, leading to an increase in domestic beer volume sales of more than 16%. Thus, total domestic beer volume was 291,000 hectoliters, compared to 250,000 hectoliters during the first half of 2004. Soft drink volumes also posted strong growth, reaching 165,000 hectoliters compared to 129,000 hectoliters for the first half of 2004.
Net revenues increased to US$ 22.0 million compared to US$ 15.1 million last year, principally due to an increase in beer volumes and prices. Higher prices were principally the result of an appreciation of the peso, actions taken in terms of the margin pool and a better brand mix. The increase in revenues was also due to volume increases in soft drinks. In fact, the Company’s market share in the soft drinks market increased from 11.8% in the first half of 2004, to 13.7% in 2005.
The increase in volumes and revenues, added to a decline in the cost of raw materials on a per hectoliter basis, more than compensated for a significant increase in advertising expenses. This allowed the business to post a very significant improvement in EBITDA, reaching US$ 7.3 million during the first half of 2005, compared to US$ 4.2 million in 2004.
Operating Highlights

	1 H 2005	1 H 2004

Total volumes (beer, hectoliters) (*)	295,000	251,000
Total volumes (CSD&W, hectoliters)	165,000	129,000
Net revenues (US$ mm)	22.0	15.1
Operating profit (US$ mm)	5.4	2.3
EBITDA (US$ mm)	7.3	4.2
EBITDA margin	33.1%	27.8%

(*)	Includes exports and inter-company sales
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Quilmes Industrial (Quinsa) S.A.
Page Nine — August 10, 2005

OTHER MATTERS
Share buy-back programs: The Company recently announced the completion of the fourth share buy-back program approved by its Board of Directors. The balance of the Company’s own shares held in Treasury as of the date of this release is the following:

Class A shares	7,318,793
Class B shares	673,949

Shares outstanding, net of Treasury stock, are:

Class A shares	623,441,640
Class B shares	48,195,518
Acquisition of shares in Quilmes International (Bermuda) Ltd. (“QIB”): The Company announced earlier in the month that it had agreed to acquire from Beverage Associates Corporation (“BAC”), the 5.32% ownership stake BAC held in QIB, in exchange for US$ 110 million. This amount is to be adjusted once QIB’s EBITDA for fiscal year 2005 is ascertained. Once the transaction is completed, Quinsa will own 93.0% of QIB’s capital stock.
ABOUT QUINSA
Quinsa is a Luxembourg-based holding company that controls 87.6% of QIB. (see “Acquisition of shares in Quilmes International (Bermuda) Ltd.” above). The balance is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Américas – AmBev (“AmBev”).
Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.
The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.
Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).
Quinsa’s web address: www.Quinsa.com
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Quilmes Industrial (Quinsa) S.A.
Page Ten — August 10, 2005

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(US. Dollars in millions, except per share amounts)

	Six months ended June 30th,
	2005	2004

Net sales	426.0	350.1
Cost of goods sold	(183.7)	(160.5)

Gross profit	242.3	189.7

Selling and marketing expenses	(86.8)	(72.7)
Administrative and general expenses	(18.9)	(17.6)
Goodwill amortization	(11.3)	(10.8)
Other operating expenses (net)	(3.9)	(4.1)

Operating profit	121.4	84.5

Interest income	5.2	3.0
Interest expense	(22.2)	(16.5)
Foreign exchange differences	(0.1)	1.2
Other non-operating income (expense) net	(2.3)	(1.3)

Earnings (losses) before taxes & minority interest	102.0	70.8
Income taxes	(38.7)	(27.0)
Minority interest	(14.0)	(9.2)

Net income (loss)	49.4	34.6

Net income (loss) per share(*)	0.442	0.282
Net income (loss) per ADR(*)	0.884	0.564

Depreciation	51.1	52.7
EBITDA	172.5	137.2
EBITDA margin	40.5%	39.2%

(*)	Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding was 111,775,064 and 122,612,987 as of June 30, 2005 and June 30, 2004, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.
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Quilmes Industrial (Quinsa) S.A.
Page Eleven — August 10, 2005

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(US. Dollars in millions)

	Six months ended
	June 30th,
	2005	2004
NET SALES

Argentina (beer)	186.3	157.9
Argentina (CSD & other)	99.0	77.1
Bolivia	53.6	46.1
Chile	13.2	10.8
Paraguay (beer)	49.0	42.3
Uruguay	22.0	15.1
Interarea sales and other adjustments	2.9	0.8

Total	426.0	350.1

	Six months ended
	December 31st,
	2005	2004
EBITDA

Argentina (beer)	93.6	72.7
Argentina (CSD & other)	13.3	10.4
Bolivia	31.2	24.5
Chile	(0.9)	0.7
Paraguay (beer)	27.7	23.9
Uruguay	7.3	4.2

Other	0.3	0.8

Total	172.5	137.2
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Quilmes Industrial (Quinsa) S.A.
Page Twelve — August 10, 2005

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(US. Dollars in millions)

	As of
	June 30th,
	2005	2004
ASSETS
Cash, Cash Equivalents and Government Securities	157.8	130.4
Inventories	91.4	82.8
Accounts receivable	27.7	19.7
Other Current Assets	19.8	20.3

Total Current Assets	296.7	253.3
Property, Plant and Equipment, Net	608.1	596.7
Goodwill	231.0	227.7
Long term cash investments	46.2	51.6
Other Assets	80.0	114.5

Total Assets	1,262.0	1,243.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	83.7	92.2
Long-Term Bank Debt	262.1	233.1
Other Liabilities	308.6	251.1

Total Liabilities	654.4	576.4
Minority Interest	99.7	133.5
Shareholders’ Equity	507.9	533.9

Total Liabilities and Shareholders Equity	1,262.0	1,243.8